SingTel

06015406

SUPPL

30 June 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 13 June 2006 to 29 June 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

Encs

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	13-Jun-2006 17:43:27
Announcement No.	00073

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement on Notice of Books Closure/Record Date
Description	
Attachments:	339-sgx.pdf Total size = **18K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT ON NOTICE OF BOOKS CLOSURE/RECORD DATE

NOTICE OF BOOKS CLOSURE
(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 14 August 2006 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 11 August 2006 will be registered to determine members' entitlements to the proposed final dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 11 August 2006 will be entitled to the proposed final dividend, less income tax. Payment of the final dividend, if approved by members at the 14th Annual General Meeting to be held on 28 July 2006, will be made on 31 August 2006.

NOTICE OF RECORD DATE
(for Shares Quoted on Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final dividend is 11 August 2006. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend, less income tax. Payment of the final dividend, if approved by members at the 14th Annual General Meeting to be held on 28 July 2006, will be made on 31 August 2006.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Dated : 13 June 2006

Foo Yen Yen

From: Lim Li Ching
Sent: Tuesday, June 13, 2006 5:44 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, June 13, 2006 5:43:27 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00073
Submission Date & Time :: 13-Jun-2006 17:42:23
Broadcast Date & Time :: 13-Jun-2006 17:43:27
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/06/2006

TIME: 08:30:25

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Books closure/record date

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 14, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 343425.pdf

343425.pdf (18 KB)

ASX confirms the release to the market of Doc ID: 343425 as follows:
Release Time: 14-Jun-2006 08:30:18
ASX Code: SGT
File Name: 343425.pdf
Your Announcement Title: Announcement on books closure/record date

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2006 07:30:49
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2006 - Presentation by Allen Lew, CEO (Singapore)
Description	
Attachments:	2006InvestorDay-AllenLew.pdf Total size = **319K** (2048K size limit recommended)

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Singapore Strategy & SingTel Consumer Business

SingTel Investor Day 2006

29 June 2006 - Singapore

Mr Allen Lew
CEO Singapore



SingTel

Company registration number : 199201624D

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Singapore business ex-NCS

➢ Entrenching leadership position

SingTel FY06 revenue **S$4.1bn**



Business
50%
Consumer
10%
Others[1]

Consumer

- Maintain postpaid leadership and win back prepaid market share
- Rejuvenate DEL
- Grow broadband market share

Business

- Protect leadership
- Grow through IP, ICT & managed services

1. Indicative breakdown; others comprise of satellite, inpayments and capacity sales

SingTel

Singapore strategy: Near-term focus

1 Protect market leadership

- Protect business market share
- Maintain leadership through greater product innovation and creative packaging

2 Win share in growth segments

- Move into adjacent business
  - Review IPTV
  - IP/ICT/managed services
- Aggressively pursue
  - Prepaid market
  - Youth segment
  - Business customers in the region
- Getting customers to embrace digital home

3 Optimize cost structure

- Manage operational expense in tandem with operating revenue

SingTel

Optimise cost structure to drive strategic priorities

Cost management initiatives

FY06 Operational expenses (ex NCS)


Traffic
26%
Selling &
admininstrative
31%
Others
5%
Cost of sales
Staff costs
25%

Selling & administrative

- Manage acquisition costs in line with value of customers
- Billing costs
- Exchange consolidation

Staff costs

- Off-shoring & outsourcing
- Process re-engineering & streamlining to reduce wastage and rework
- Right sizing

Cost of sales

- Regional acquisition synergies

Overview of Singapore mobile market

➢ Growth driven by prepaid

S'pore mobile revenues[1] — S$2.4bn


S'pore mobile revenues (S$bn)
2.4
1.8
CAGR 34%
CAGR 6%
Prepaid
Postpaid
Dec-01
Dec-05

Key highlights

- 101% penetration[2]
- Prepaid mobile
  - Now 12% of Singapore mobile market revenues
  - Faster growth relative to postpaid

1. 12 months to Dec 05
2. As at Mar 06

SingTel

Protect market leadership in postpaid mobile

Postpaid as % of SingTel mobile revenue[1] **94%**

Postpaid market share[1] **43%**

Postpaid as % of revenue


80%
60%
40%
20%
0%
EBITDA margin
92%
93%
94%
FY04
FY05
FY06

Postpaid ARPU S$70

Postpaid churn 1.0%

Data as % ARPU 23%

Total customers 1.7m 6%

- 130K 3G subs

1. 12 months to Mar 06

SingTel

Win back market share in prepaid mobile

Number 3 in prepaid mobile


Subscriber market share (%)
50%
48%
39%
32%
28%
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06

Initiatives

Enhanced value proposition - Free IDD & incoming	✓
More focused segmentation	✓
Improve distribution	In progress
Strengthen marketing	In progress

SingTel

Overview of Singapore internet market

S'pore internet revenues[1] **S$500m**


S'pore internet revenues [2] (S$m)
CAGR +44%
CAGR -11%
92
161
400
100
Broadband
Dial-up
Dec-01
Dec-05

Broadband penetration of Singapore households[3] **54%**


Household broadband penetration (Dec 2005)[4]
22%
37%
37%
44%
54%
63%
74%
77%
Aust
UK
USA
Japan
S'pore
Taiwan
HK
Korea

1. 12 months to Dec 05
2. SingTel & Starhub only
3. As at Mar 06
4. Source: Merrill Lynch

SingTel

Singapore broadband market: ADSL vs Cable

SingTel broadband revenue market share[1]

55%



Revenue market share[1] (%)
40%
45%
SingTel
Starhub
FY05
FY06

Key highlights

Broadband	SingTel	Starhub[2]
Revenue growth[3]	+11%	+36%
Blended ARPU[4]	S$58	S$59
Residential subscriber market share[5]	46%	50%

1. SingTel & Starhub only
2. Source: Starhub's MD&A
3. FY06 vs FY05
4. For quarter ended Mar 06
5. As at Mar 06

SingTel

Recapturing leadership in retail broadband

To move away from premium giveaways

New low cost price plans launched:



for the first 100 online sign-ups everyday!
512kbps
Unlimited Plan
24-month contract
$29.95
per month



Plans at knockout prices!
1500kbps
Unlimited Plan
3500kbps
Unlimited Plan
10Mbps
Unlimited Plan
Superior Upload Speed: Up to 360kbps
12-month contract
24-month contract
24-month contract
$43
per month
U.P. $58/month
$47
per month
U.P. $83.90/month
$68
per month
U.P. $88/month

Share of Q4 FY06 net adds 60%



Broadband share of net adds (%)
39%
37%
38%
39%
60%
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

SingTel

Broadband migration impacts national telephony

➢ Market share loss insignificant

SingTel DEL market share[1] — 98%

National Tel revenue
- FY05 decline 7.5% — ↓ 6%

Total DEL lines 1.81m — ↓ 2%

Residential primary lines — Stable

Residential secondary line — ↓ 1%

- 13% of total residential DEL lines

Residential ARPU — S$16/mth

Traffic impacted by b'band migration

➢ **dial-up traffic down 36.4%**



National traffic (bn mins)
-7.5%
12.8
11.8
Dial-up
Voice
FY05
FY06

SingTel

1. 12 months to Mar 06

Next Generation National Broadband Network

Wireless Call-for-Collaboration

To provide public wireless broadband services in 3 zones

- East, West & North

Successful bidder required to offer basic tier service at lowest possible cost

- May include free of charge services for one year and thereafter at a nominal fee
- Min speed of 512 Kbps

SingTel has submitted its proposal to the IDA

Wireline Request-for-Concept

Initial speeds of 100Mbps increasing to 1 Gbps eventually

Party that runs NBN will provide wholesale access services only

NBN must cover at least 95% of all physical addresses in Singapore

SingTel has submitted its proposal to the IDA

SingTel

Singapore strategy: Medium/long term capabilities

4 Innovation hub

- Pioneer innovations to differentiate & lead in telecommunications services
- Transfer know-how to add value to overseas associates

5 Create excellent customer experience

- Fix the basics in retail experience, lifecycle management, hardware returns (consumer)
- Fix the basics in account management, service provisioning and support (corporate)
- Identify drivers of differentiation for all segments

6 Focus on people & culture

- Develop a path for culture renewal & focus on attracting, developing & retaining talent

SingTel

Asia Pacific's Best Communications Group


OPTUS
kartuHALO

www.singtel.com

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, June 29, 2006 7:31 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 29, 2006 7:30:49 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00003
Submission Date & Time :: 29-Jun-2006 07:30:10
Broadcast Date & Time :: 29-Jun-2006 07:30:49
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2006

TIME: 09:49:47

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Day 2006 - Presentation by Allen Lew

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 29, 2006 7:50 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347789.pdf

347789.pdf (319 KB)

ASX confirms the release to the market of Doc ID: 347789 as follows:
Release Time: 29-Jun-2006 09:49:39
ASX Code: SGT
File Name: 347789.pdf
Your Announcement Title: SingTel Investor Day 2006, Presentation by Allen Lew

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2006 07:32:59
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2006 - Presentation by Bill Chang, EVP (Business Group)
Description	
Attachments:	2006InvestorDay-BillChang.pdf Total size = **1111K** (2048K size limit recommended)

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SingTel Business Group

SingTel Investor Day 2006

29 June 2006 - Singapore



Mr Bill Chang
EVP (Business Group)

SingTel

Company registration number : 199201624D

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Business Products' Revenue Stabilizing…
Poised for future growth

Corp Data & IDD


Revenue ($'M)
2182
1817
1604
1460
1423
-17%
-12%
-9%
-3%
FY01/02
FY02/03
FY03/04
FY04/05
FY05/06


Corp Data
Revenue ($'M)
1150
1100
1050
1000
950
900
850
800
750
-16%
+2%
FY01/02
FY02/03
FY03/04
FY04/05
FY05/06

Corp Data posed 1st growth in 4 yrs


IDD
Revenue ($'M)
1100
1000
900
800
700
600
500
-17%
-9%
FY01/02
FY02/03
FY03/04
FY04/05
FY05/06

IDD decline slowing down to -9%

High growth from IP products & Managed Services to compensate traditional data


16
14
12
10
8
6
4
2
0
Revenue ($'M)
MS
MegaPop
IPVPN
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY03/04
FY04/05
FY05/06


120
100
80
60
40
20
Revenue ($'M)
LLC
ILC
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
FY03/04
FY04/05
FY05/06

SingTel

SGO & Global Accounts - Key Growth Engines

Stunning Performance From SGOs

- Reached a scale of 37 offices in 19 countries
- Annual Revenue reached $226M
- CAGR over 5 years over 40%


SingTel
asia's leading communications company

Multi-million $ Wins In FY05/06 from Global Accounts

Deutsche Bank

Ministry Of Finance Singapore

TNT

Commerzbank

Land Transport Authority

情報・システム研究機構
国立情報学研究所
National Institute of Informatics

Ericsson

Qipcom

MINDEF Singapore

Global Crossing

Evolving Business Market Trends
New opportunities to SingTel



Migration to IP



Popularization of VoIP



Convergence of IT & Telco Managed Services



Mobility

SingTel

Strategic Priorities for Business Group

Innovating to Lead, Going beyond to Win

1. Protect market leadership
2. Win share in growth segments
3. Create excellent customer experience
4. Optimize cost structure
5. Focus on people & culture

Protect Market Leadership….

Lead in S'pore to Lead in Asia Pacific



- Increase Wallet Share of Large Accounts
- Extend leadership in SME segment
- Product / Service innovation & creative bundling
- Extend leadership position in all local product offerings and aim for #1 position in key IP VPN APAC market

SingTel

Winning Share in Growth Segment

Powering up for future growth

- IP-VPN
- VoIP
- Managed Services



SingTel

Asia's undisputed market leader in IP-VPN

- Aim to be APAC #1 IP VPN provider in next 3 years
- Strongest IP-VPN coverage in Asia with extensive reach to key business cities of the world
- Enhanced performance management to achieve unique network visibility across multiple domestic networks
- Delivering more value through managed services for customers


1st
Asia

Extensive VoIP solutions for all Market Segments


Price
Web call*
Managed
IP-PABX*
C+VoIP*
Multimedia
over IP (MoIP)
Voice over
Broadband (VoBB)
Wholesale*
i-PhoneNet
Feature/Functionality

* Plans for regional & local deployment

Current Service Provider Landscape

Service Provider's Challenges

- Bandwidth Commoditization
- Lack of understanding of Enterprise needs and solution capabilities
- Silos of Services
- Disruptive technologies

Corporate Enterprises' Pain

- Infrastructure growing
- Complexity increasing
- Ever more expensive to operate
- Security threat a nightmare
- Move/Add/Changes -> intensive
- Users are more sophisticated than ever


IP/FR/ATM
Basic Bandwidth Service
CPE-Based
IP VPN
PABX
FMC
IVR
Mail server
Storage
ACD
MMC
Surveillance/
Applications
Firewall
Service Provider
Enterprise

Beyond Connectivity… to Managed Services

SingTel's Opportunities

- Increase Customer Intimacy with Enterprises
- Simplicity for SME
- Operational Excellence and Reliability
- Enhance Solution Capabilities to deliver Managed Services in WAN/LAN/DC

Corporate Enterprises' Gain

- Reduced complexity
- Reliability and Service Excellence
- Cost Effectiveness
- Security
- One-Stop-Shop
- Core Competency focus



Public GSM/3G
IP/FR/ATM
Mail server
PABX
IVR
MMC
ACD
Dual-Mode SMART Phone WiFi/GSM3G
Surveillance/ Applications
Firewall
$$$
Service Provider
Enterprise

Optimize Cost Structure : 3Rs

- Restructure
- Re-engineer Business Processes
- Reduce Waste



To achieve :

⇨ Agility
⇨ Sharper Customer Focus
⇨ Lower Costs

SingTel

Key Takeaways

- SingTel is well positioned to tap into Asia's Growth
- Recognition as Asia's Best Managed Service Provider by Gartner, Frost & Sullivan, ComputerWorld
- Need to capitalize on Businesses transformation to IP
- Investment in IP VPN for scale and better coverage
- Evolution to Managed Services : VoIP, Security, Storage, Apps…
- Delivering Differentiated Customer Experience
- Continuous improvement of cost structure

SingTel

SingTel

Asia Pacific's Best Communications Group


OPTUS
kartuHALO

www.singtel.com

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, June 29, 2006 7:33 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 29, 2006 7:32:59 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00004
Submission Date & Time :: 29-Jun-2006 07:32:24
Broadcast Date & Time :: 29-Jun-2006 07:32:59
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2006

TIME: 09:51:36

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Day Presentation by Bill Chang

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 29, 2006 7:52 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347792.pdf

347792.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 347792 as follows:
Release Time: 29-Jun-2006 09:51:30
ASX Code: SGT
File Name: 347792.pdf
Your Announcement Title: SingTel Investor Day 2006, Presentation by Bill Chang

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2006 07:34:52
Announcement No.	00005

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2006 - Presentation by Bill Hope, EVP (Networks)
Description	
Attachments:	2006InvestorDay-BillHope.pdf Total size = **1068K** (2048K size limit recommended)

Close Window

SingTel networks

SingTel Investor Day 2006

29 June 2006 - Singapore

Mr Bill Hope
EVP Networks



'yes' OPTUS

SingTel

Networks: strategic framework

Networks is driven by the challenges of the business and regulatory environment in Singapore and Australia.

We exploit **technology to support our customers** - a constant balancing act between what the market wants and what we currently have

Cost management is a major driver to our decisions relating to technology

We rely on **our people** (5200 Optus & SingTel) to implement and maintain the network quality for our customers and ensure we achieve cost efficiencies

All these we do, bearing in mind that we operate as part of an organisation with a strong **regional presence**


Regulatory Environment
Our People
Technology to Support Customers
Cost Management
Regional Presence
Regional Presence
Business Environment

'yes' OPTUS

SingTel

Networks challenges & strategies

Australia's main threat is Telstra's scale, robustness and presence

Optus' strategy emphasises:
✓ staying integrated, agile and responsive
✓ regulated access to Telstra's Network
✓ pushing the technical boundaries, eg, Huawei DSLAM, Mascot Exchange
✓ purposeful long-term building of scale and robustness, eg, Canberra exchange
✓ exploiting SingTel and Regional JV's resources and knowledge

Singapore's main threat is new network build, regulations, legacy services

SingTel's strategy emphasises:
✓ quality and technical depth
✓ local Integrated and regional mobile scale
✓ continuous network modernisation
✓ calculated use of new technology

'yes' OPTUS

SingTel

Singapore/Australia Networks


Singapore

- Exchange consolidation
- Switch consolidation
- Broadband expansion / fibre / DSL
- 3G
- Integration
- Common vendors
- IP Core expansion / VPLS


Australia

- Broadband expansion / fibre / DSL
- NGN exchange refresh
- 3G Vodafone sharing
- Integration
- Common vendors
- IP Core expansion / VPLS
- NGN transmission technology

'yes' OPTUS

SingTel

SingTel International


London
New York
San Jos
Los Angele
Seoul
Tokyo
Beijing
Osaka
Shanghai
Guangzhou
Taipei
Mumbai
Chennai
Hong Kong
Bangkok
Manila
Colombo
Kuala Lumpur
Singapore
Sydney
Melbourne
Auckland

Today : 30 IP – VPN PoPs in 24 cities

Singapore network


Seletar Earth Station
YCKRRS
BP
HG
Changi Cable Station
PR
i2icn
AM
TelePark
PL
Kim Chuan
SMW3
JW
JE
BT Earth Station
TP
P
CG
TASMAN2
SMW4
Tuas Cable Station
BT Hill Radio Stn
N
SMW2
C2C
TS
JR
G
BD
APCN
AR
OC & Comcentre
ES
Katong Cable Station
QT
CT
KT
POC
TB
CS
APC
APCN2
Sentosa Earth Station
Cable Station
Satellite Earth Station
Exchange
Data Centre

'yes' OPTUS

SingTel

Australia network



B3 Satellite
C1 Satellite
Darwin
B1 Satellite
A3 Satellite
Cairns
APCN/Jasuraus
Port Hedland
NT
WA
Qld
SMW 3
SA
Brisbane
NSW
Perth
Southern Cross
Sydney
Adelaide
Vic
Melbourne
Tas
Hobart

- Leased Trunk Capacity
- National Earth Stations
- International Earth Stations
- Mobile Digital (GSM) coverage
- International Fibre Optic Cable
- Optus Fibre Optic Cable
- SDH Digital Microwave Link

'yes OPTUS

SingTel

SingTel & Optus networks integration today

Integration aims to capitalise on the combined technical strength of the two companies as well as exploit availability of more cost-effective resources.

Common platform for Atomic and Horizon

Mobile network Quality integrated team

SingTel manpower Regional support


Optus
SingTel

Joint technology roadmap & trial collaboration

3G application development

Off-shoring of some provisioning function to SingTel

Joint tendering i.e. Next Gen SDH and DSLAMs

Leveraging regional scale: mobile

Existing mobile markets

- Price benchmarking
- Maintenance of network quality to remain competitive
- KPI benchmarking within the Group

New mobile markets

- Technical audits and training
- Provide knowledge for new markets business opportunities

New technologies

- Be the technology leader
- Stay abreast of mobile technology trends
- Influence and steer the technology roadmap of the affiliates

Strong regional presence

Think local, act regional

Currently 2 managers and a team of 12 engineers providing support to the regional Mobile group

Networks: exploiting technology


SingTel
Exchange consolidation - 27 down to 12
NGN
Optus
Exchange Refresh
Switches: 16 down to 9
>80% space saving
Reducing Costs
IP Telephony
Carrier Grade IP Core
Next Gen Access
Enhancing Services
ADSL2+; VDSL
FTTX; PON
HSDPA/ WiMax
SingTel
• Drive up access speed
• Capability to provide triple play of services
Broadband
Mobility
F2M
3G to HSDPA
WiFi to WiMax
Optus
Extend reach (ULLS)
Higher speed

'yes' OPTUS

SingTel

Additional slides

'yes' OPTUS

SingTel

Towards a layered shared network architecture

Today...

Tomorrow

Single-service vertical networks


Services
PSTN network
Mobile/GSM
Corporate
Broadband
Transport, Switching &
Access Networks

- ✗ Individual planning
- ✗ Duplicate resources

Multi-service integrated networks


Fixed Mobile
Convergence
Content
Content
Communication
Control
Converged IP
transport network
Access
Access
Access

- ✓ Service uniformity + Enabler for Innovative & Rich content
- ✓ Multi-purpose network using IP services
- ✓ OPEX & CAPEX saving
- ✓ Network Optimization

'yes' OPTUS

SingTel

SingTel copper network coverage

From Exchange and Local Cabinet


3.5km
3.5Mbps
1.2km
18Mbps
2km
10Mbps
ca. 90%
coverage
ca. 95%
>99%

'yes' OPTUS

SingTel

Australian copper network coverage

From exchange and RIMS


>2.5km
1.5km
12Mbps
2.5km
6Mbps
ca. 50%
coverage
ca. 85%
100%

Telstra FTTN plans[1]

5 major cities	4m homes & businesses
FTTN over 1.5km	2.7m homes & businesses
Copper under 1.5km	1.3m homes & businesses
Higher speeds	12 Mbps

'yes' OPTUS

1. source Telstra 16 Nov 2005

SingTel

SingTel

Asia Pacific's Best Communications Group


yes'
OPTUS
kartuHALO

www.singtel.com

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, June 29, 2006 7:35 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 29, 2006 7:34:51 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00005
Submission Date & Time :: 29-Jun-2006 07:34:20
Broadcast Date & Time :: 29-Jun-2006 07:34:52
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2006

TIME: 09:53:27

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Investor Day 2006 - Presentation by Bill Hope

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 29, 2006 7:54 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347794.pdf

347794.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 347794 as follows:
Release Time: 29-Jun-2006 09:53:22
ASX Code: SGT
File Name: 347794.pdf
Your Announcement Title: SingTel Investor Day 2006, Presentation by Bill Hope

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2006 07:36:30
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Investor Day 2006 - Presentation by John Simon, MD (Optus Business)
Description	
Attachments:	2006InvestorDay-JohnSimon.pdf Total size = **273K** (2048K size limit recommended)

Close Window

Optus Business

SingTel Investor Day 2006

29 June 2006 - Singapore

Mr John Simon

Managing Director



'yes' OPTUS

SingTel

In Australian corporate market - OB is only credible alternative to incumbent

Fixed telecoms business market

- **Optus (OB+SMB) has mid teens share**



OB
A$0.9bn¹
SMB
A$0.2bn³

Business telecoms carriage mkt A$6.6bn[2]

Track record and opportunity

Higher share in corp & govt segment

- over 2,000 employees

Under represented in middle tier

- 200 – 2,000 employees

1. FY06 OB Voice plus Data & IP – excludes ICT and mobile
2. Source: JP Morgan April 06
3. FY06

'yes' OPTUS

SingTel

OB's historical focus on scale has delivered 11% compound revenue growth

➢ but margins and cashflow are under pressure

Optus Business Q4 FY06 revenue growth[1] — 12%

Voice
- A$120m — Minutes 18%, Revenue 16%

Data & IP revenue
- A$110m — 6%

Managed services[1]
- A$38m — 36%

OB/OW&S FCF A$11m includes significant satellite contribution[2]



OB/W&S margins3
21%
26%
27%
23%
782
855
927
1,065
ICT
Data & IP
Voice
OB revenues ex c1 ($Am)3
FY03
FY04
FY05
FY06

1. Excluding A$33m of Alphawest revenue
2. Combined OB/OW&S EBITDA less capex
3. Excl C1 launch revenues

'yes' OPTUS

SingTel

Changing customer needs are driving six major technology trends

Customer needs	Customer feedback	6 major technology trends
Cost reduction	IP Convergence = cost reduction	Migration to IPVPN
Increased productivity	Full service capability (fixed, mobile, ICT)	Uptake of VOIP
Contact anywhere, anytime	Price key switching factor	Wireless Data
Increased remote access	Optus credible in ICT	ICT Managed Services
Reduced network management	Workforce mobility	Fixed to Mobile
		Migration to Ethernet

OB strategy from FY07: transform and grow

➢ "on-net" customer focus: more profitable for Optus

ca. 20% market share in fixed

ca. 50% economically addressable "on-net"[2]

Focus on profitable "on-net" business



Large corporate (>2,000 staff)
Mid size (200–2,000 staff)

FY05 OB revenues split by customer segment[1]

Low teens market share in fixed

ca. 80% economically addressable "on-net"[2]

Aim to grow share

1. Indicative – OB fixed and mobile revenue only
2. Approximate % of revenue addressable by existing Optus network plus planned ULL rollout

'yes' OPTUS

SingTel

Optus "on-net" reach will extend with ULL rollout

Core transmission network:
Perth, Adelaide, Melbourne, Sydney, Brisbane, Cairns

Fibre CAN in capital cities:
CBD and suburban business centres

Business grade DSL in major cities: approx 150 exchanges[1]

Combined consumer/business ULL rollout covering most areas of capital cities: target 340 exchanges[2]

Increased on-net coverage of mid size customers is a significant opportunity for OB

1. As at Mar 06
2. Some of these will be built in existing business-grade exchanges

IP opportunity: grow share and reduce costs

Corporates migrating to IP
- ➢ disruptive technology
- ➢ opportunity to win share

Double digit IP revenue growth major driver VPN


Data and IP
7%
Fixed voice
4%

OB: total fixed telecoms revenues FY06: A$0.9bn[1]

Transformation plan

Build low cost IP platform

Simplify product range
- retire "traditional" data products

Extend on-net reach with ULL

Integrate & automate "order to cash" process
- speed up provisioning

Web-based self-service for corporate
- better customer experience

1. FY06 OB Voice plus Data & IP – excludes ICT and mobile

ICT opportunity: support OB to capture new IP business

Fragmented market

➢ Alphawest makes OB a top 10 player[2]


Market revenue estimates (A$m)
256
480
850
940
1,390
OB (1)
TLS Kaz (2)
CSC (2)
EDS (2)
IBM (2)

ICT growth trend in Australia

ICT market growing ~7% CAGR (2005-10)[2]

- A$11bn market in 2004

Increasing convergence of telecoms & ICT services

Move from "whole of business" to selective sourcing

- positive for Alphawest

1. Proforma based on OB Managed & Professional services revenue for six months to Mar 06 (annualised)
2. IDC Australian Services Tracker 2005

'yes' OPTUS

SingTel

Our medium term goal: two complementary businesses

Next generation telco

Best of breed IP & Mobility networks

Leading customer experience

Simple, configurable products

Cost out & "industry profit pool" opportunity

\+

ICT services

Specialise in IP enterprise convergence

Full range of IT services

Growth opportunity

'yes' OPTUS

SingTel

SingTel

Asia Pacific's Best Communications Group


yes OPTUS
kartuHALO

www.singtel.com

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, June 29, 2006 7:37 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 29, 2006 7:36:30 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
Submission Date & Time :: 29-Jun-2006 07:35:55
Broadcast Date & Time :: 29-Jun-2006 07:36:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2006

TIME: 09:53:16

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Day 2006 Presentation by John Simon

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 29, 2006 7:54 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	347796.pdf

347796.pdf (272 KB)

ASX confirms the release to the market of Doc ID: 347796 as follows:
Release Time: 29-Jun-2006 09:53:11
ASX Code: SGT
File Name: 347796.pdf
Your Announcement Title: SingTel Investor Day 2006, Presentation by John Simon

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2006 07:38:20
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Investory Day 2006 - Presentation by Warren Hardy, MD (Optus Consumer)
Description	
Attachments:	2006InvestorDay-WarrenHardy.pdf Total size = **591K** (2048K size limit recommended)

Close Window

SingTel Optus - Mobile

SingTel Investor Day 2006

29 June 2006 - Singapore



Mr Warren Hardy
MD Consumer

'yes' OPTUS

SingTel

Australia – mature GSM market

- 97% penetration – all operators have launched 3G networks

Scale drives return



Vodafone 27% margin[2] (launched 1993)
Optus 37% margin[1] (launched 1992)
Hutch EBITDA negative (3G launched 2003)
Telstra 42% margin[3] (incumbent)
16%
34%
8%
42%
Revenue share at Dec05[4]

19.3m subs - 51% postpaid[6]

Price competition impacting mobile market revenue growth

3 to 5%[5]

Smaller operators using price to gain share and improve scale

- 'capped' (bucket) plans diluting ARPU and margins

Regulator seeking lower termination rates

3G network sharing reduces costs

- Optus/Vodafone
- Telstra/Hutchison

1. Optus mobile EBITDA margin Mar06
2. Vodafone Aust EBITDA margin Mar05
3. Telstra mobile EBITDA margin Jun05
4. JP Morgan research
5. Range of analyst forecasts 12mths to Jun06
6. As at Dec05 (Citigroup)

Optus - defending scale position in Mobile

➢ 72% of company's EBITDA from Mobile

Optus Mobile - balancing growth and profitability



Price competition
EBITDA margin
37.9%
36.6%
34%
Sub share[2]
33%
3G build began
$495
$525
$624
$665
$521
$546
Free cash flow A$
H1 FY04
H2 FY04
H1 FY05
H2 FY05
H1 FY06
H2 FY06

Optus Mobile strategy

Protect consumer share and scale

- Q4 FY06 net adds 189k

Grow share of business market

- business subs up 10%

Lead industry in mobile data

- leader in 2G data - 19% of ARPU (Q4 FY06)
- leverage 3G opportunity
- well positioned for converged solutions

1. vs Q3 FY06
2. excluding A$12m incremental portion of VMA revenues

'yes' OPTUS

SingTel

Protecting share and scale in consumer segment

Matching prices


Click here to find out more.


Turbocharge your mobile.

Maintaining differentiation


= 'yes' rewards




Create your
services.
View the
3G demo.

'yes' OPTUS

SingTel

Optus Mobile: market share stabilising

➢ restructuring cost base to address margin decline impacts

Caps impacting margins and revenue growth

	FY05	FY06
Caps as % postpaid	5%	19%
Margin	40%	37%
Revenue growth	11%	4%

Market share stabilising with more aggressive pricing



32%
28% of net adds in Dec05 half
A$79 cap
A$49 cap & Turbo prepaid
212
189
Optus mobile net adds ('000)
Jun 04 qtr
Sep 04 qtr
Dec 04 qtr
Mar 05 qtr
Jun 05 qtr
Sep 05 qtr
Dec 05 qtr
Mar 06 qtr

'yes' OPTUS

[1] After adjusting for removal of 369K prepaid subscribers at Mar 05

[2] Dec 05 share of net adds based on six months to Dec 05

SingTel

Optus Mobile: capped plans impact postpaid ARPU

➢ 32% of postpaid gross adds choose caps in Q4 – compared to 29% in Q3[1]

Caps and lower termination rates dilute postpaid ARPU 5% ↓

Caps increase MoU[2]
- **drives traffic expenses** 10% ↑


Postpaid mobile ARPU (A$)
5% caps
19% caps
-5%
75
71
MoU[2]
10%
Rev/ min[3]
13%
Q4 FY05
Q4 FY06


Postpaid mobile MoU[2]
5% caps
19% caps
+10%
141
155
Q4 FY05
Q4 FY06

1. percentage of postpaid gross adds and recontracts choosing capped plans; includes VMA from Q4 FY06
2. outgoing minutes of use per subscriber per month for postpaid
3. outgoing revenue per minute for postpaid
4. historic customer numbers, ARPU & MoU have been restated following the reclassification of VMA customers from wholesale to retail; historic % of base on caps not restated

'yes' OPTUS

SingTel

2G is driving data revenue growth today

Differentiated portal


OPTUS
ZOO

New Zoo enhancements

- personalised homepage
- integrated search
- new CMS
- content packs

Mobile IM & webmail on WAP

ninemsn

YAHOO!7 MESSENGER with Voice

Leader in 2G data

Data as % of mobile ARPU[1]	19%
Mobile data growth[2]	16%
SMS per user[2]	34%
Non-SMS as % ARPU[1]	2.4%
Content downloads[3]	85%
Data browsing[3]	100%

1. Q4 FY05 vs Q4 FY06
2. Q4 FY06
3. FY05 vs FY06

'yes' OPTUS

SingTel

Optus 3G: evolution not revolution

Network rollout


3G base stations (approx)
Population coverage
40%
50%
60%
1,000
1,200
2,000
Syd
Melb
Can
Bris
Syd
Melb
Can
Ade
Per
Syd
Melb
Can
Includes coverage improvements in existing areas
Dec 05
Mar 06
Mar 07 - planned

Migration strategy - balance customer experience, subsidies and 2G capex


3G migration
Encourage progressive migration as handset form factor and battery life improves
Time

'yes' OPTUS

SingTel

MyZooNow: a world first for 3G

- A personalised channel with information pushed real-time to your phone
- Ability to take RSS feeds from anywhere on the Internet
- Share "MyStatus" with your friends & colleagues
- Integrated Optus Mobile IM to chat online with your MSN & Yahoo! community
- Mapping & Directions



'yes' OPTUS

SingTel

SingTel Optus

CMM and cost initiatives

Optus CMM: recovery in broadband net adds

➢ overall revenue up 2% – broadband growth offset by weakness in traditional products

Broadband revenues up 44%



Broadband customers ('000s)
52
56
63
51
52
38
50
Cons DSL
Cable modem
224
272
257
289
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06

Voice revenue 1% (down)
- 71% of Consumer revenue

Offnet local voice customers 2% (up)
- 70% bundling rate

Dial up revenue 32% (down)

TV revenue 4% (down)

EBITDA margin 12%

Consumer ULL rollout 100 exchanges
- 10K customers at Mar 06

'yes' OPTUS

SingTel

Consumer fixed voice and broadband offers


You always have the remote.
That's because I'm bigger than you.


$59 HomeOne Plan
You can also add...
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$59
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• Calls to mobiles • Local calls • National calls
Plus, you'll never pay line rental again.
You'll also receive 'yes' Time at Home^. That's FREE 20-minute calls from your Optus Home Phone to any Optus Mobile from 8pm – midnight, 7 days a week.
Why pay for something you don't need?
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= 'yes' rewards


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No excess usage fees** - so there'll be no nasty surprises when you get your monthly bill.

'yes' OPTUS

SingTel

ULL – lifts "on net" coverage to 55%[1]

ULL and HFC "on net" coverage at Mar 06

30%[1]


"On net" homes
20%
30%
55%
1.4m
2.1m
3.9m
HFC
HFC + ULL Mar06
HFC + ULL target

Status update at Mar 06

Customers migrated	10k
Exchanges commissioned	100
Target exchanges	340
Homes to be covered by ULL ➢ plus 0.4m businesses	2.5m

'yes' OPTUS

[1] based on 7.2m occupied homes

SingTel

ULL – net EBITDA benefit from FY08

Cost benefit highest for combined voice/DSL resale customer
- over 250K combined resale subs at Mar 06



A$ per month - approx.
$115
DSL
LD
LAR
$80
Cost benefit A$45
$35
Mthly Resale ARPU (1)
Resale costs (1)
ULL costs (1)

ULL cost benefit for pure voice customers — A$15
- approx 400k voice resale customers at Mar 06

To realise ULL benefits requires scale & good execution

Capex — A$150m

Existing offnet base [2] — >900k
- reduces breakeven risk

ULL will be EBITDA -ve in FY07
- migration costs >A$10m per 100K subs

[1] Approximate amounts based on Q4 FY06 and 'Band 2' ULL undertaking of A$22/mth – includes LD interconnect

[2] Offnet voice plus DSL customers at Mar 06

Attacking Optus cost base to alleviate margin pressure

- FY07 margin benefit equivalent to approx 1% of revenue

Initiative	Outcome	EBITDA impact FY06	EBITDA impact FY07
Joint 3G network	Estimated capex over A$500m • estimated capex savings: A$100m	Capex	Capex
Mobile commission rates	Reduce to offset mobile margin pressure	NA	+
Customer service	Approx 500 positions offshore at Mar 06	-	+
Staff costs	Headcount (ex acqns) up 1% in FY06 • slower than top line growth	-	+
ULL rollout	Net EBITDA benefits from FY08 • migration costs >A$10m per 100K subs	-	-
Move Sydney HQ in 2007	Rental savings of A$20m p.a. from FY09 • significant fitout capex in FY07	NA	NA
Customer experience	Multi-year project to simplify products & IT • up to A$100m investment in FY07	NA	Capex

'yes' OPTUS

SingTel

SingTel

Asia Pacific's Best Communications Group


OPTUS
kartuHALO

www.singtel.com

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, June 29, 2006 7:38 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 29, 2006 7:38:20 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 29-Jun-2006 07:37:40
Broadcast Date & Time :: 29-Jun-2006 07:38:20
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
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>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2006

TIME: 09:55:41

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Day 2006 Presentation by Warren Hardy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

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In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 29, 2006 7:56 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347797.pdf

347797.pdf (591 KB)

ASX confirms the release to the market of Doc ID: 347797 as follows:
Release Time: 29-Jun-2006 09:55:38
ASX Code: SGT
File Name: 347797.pdf
Your Announcement Title: SingTel Investor Day 2006, Presentation by Warren Hardy

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	29-Jun-2006 07:39:54
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Investory Day 2006 - Presentation by Paul Fletcher, Director (Optus Corporate & Regulatory Affairs)
Description	
Attachments:	2006InvestorDay-PaulFletcher.pdf Total size = **409K** (2048K size limit recommended)

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SingTel Optus – Regulatory Update

SingTel Investor Day 2006

29 June 2006 - Singapore



Mr Paul Fletcher

Director - Corporate & Regulatory Affairs

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

SingTel

Agenda

1. Regulatory outcomes drive Optus costs and revenues

2. Fixed line

- wholesale price increases
- unbundled local loop (ULL)
- Telstra's FTTN plan - impact on competition

3. Mobile termination

SingTel

Traffic expenses: regulated rates are key cost drivers

- FY06 traffic expenses A$1.7bn – up 8% vs FY05

Traffic expense by category		FY06 trend	FY06 drivers	Initiatives to control cost
Fixed resale: local and DSL	ca. 30%	ca. 20% (up)	**Building scale through resale** ▪ CMM local resale subs ▪ DSL resale lines doubled ▪ OB voice mins **Telstra increasing wholesale rates**	**Migrate traffic "on-net" with ULL** ▪ pricing dispute notified to ACCC **ULL line rental & migration costs** ▪ substituting resale cost in FY07 **ACCC competition notice & Optus legal action**
PSTN and other fixed interconnect	ca. 10%	flat	**Modest price declines offset Optus traffic growth** ▪ "mobile to fixed" ▪ "fixed to fixed"	**Telstra seeking PSTN increase from Jun06** ▪ Optus has notified dispute to ACCC ▪ Telstra unlikely to succeed
Mobile voice & SMS terminating	ca. 30%	flat	**Optus is net receiver** ▪ mobile termination receipts exceed costs **ACCC seeking rate reductions but offset by mobile MoU growth**	**Optus appeal to ACT** ▪ aim to slow decline **Commercial negotiations with other carriers continuing**
Other traffic expenses	ca. 30%	ca. 10% (up)	**Outpayments to overseas carriers** ▪ caps increase international traffic **Domestic fixed leases** ▪ trunk and access	**Minimise the outgoing termination rate at acceptable quality** **Volume growth offsetting price reductions**

SingTel

Agenda

1. Regulatory outcomes drive Optus costs and revenues

2. Fixed line

- wholesale price increases
- unbundled local loop (ULL)
- Telstra's FTTN plan - impact on competition

3. Mobile termination

SingTel

The fixed line regulatory battle covers 3 horizons

	Telstra Objective	Telstra Strategy	Optus Response
Fibre To The Node	• Restore its monopoly	• Seek access holiday for Fibre To The Node (FTTN)	• Lobby ACCC against "Access Holiday" • Work with other carriers in "FTTN Consortium"
ULL	• Head off serious competitive threat	• Delay ULL pricing • Operational processes as difficult as possible	• Request ACCC to arbitrate dispute
Existing Fixed Line services	• Squeeze oxygen from resellers	• Increase wholesale line rental price to above retail • Try to push other wholesale prices up	• Obtain Competition Notice • Sue Telstra

Horizon 1: Present
Horizon 2: Emerging
Horizon 3: Future

SingTel

Existing fixed line services: line rental

➢ Telstra price increase December 2005



Price increase
No price increase
26.95
29.95
31.95
30.36
Telstra Homeline Complete
Telstra Homeline Plus
Telstra Homeline Part
Telstra Wholesale Price

Telstra monthly line rental

A$ per month at Dec 05 - all prices include GST

Telstra action December 05

- Increased wholesale line rental by A$3.41 (GST - inclusive)
- Increased HomeLine Part by A$5.00
- No change to HomeLine Plus or HomeLine Complete

Implications for resellers

- Further damages preselect business - A$5 line rental penalty per month to take long distance from Optus
- Also damages local call resale business – vast majority of Telstra retail customers pay less than A$31.95

Legal and Regulatory response

- ACCC issued Competition Notice April 2006
- Optus commenced legal action April 2006 – hearing expected late 2006/early 2007

SingTel

Existing fixed line services: PSTN and local calls

Service	Current price basis	Price prospects
PSTN Originating and terminating access	• Under contract until 30 June 06	• ACCC's 2004 decision signalled further reductions from 2006 – removal of "access deficit contribution" • March 2006 Telstra lodged undertaking proposing rate increase of 100%. • ACCC near certain to reject this undertaking • Optus has commenced ACCC arbitration to set pricing.
Local Call Resale – Line Rental	• Set by Telstra – tracks Telstra's "Homeline Part" retail line rental	• Optus reducing dependency through ULL rollout. • Optus challenging recent Telstra price increase – via Competition Notice, s46 action.
Local Call Resale – Per Call Charge	• Under contract until 30 June 06	• Optus reducing dependency through ULL rollout • ACCC has set rates at 13.61c/call to 30/6/06 • Telstra undertaking proposes reduction but linked to PSTN increase • Outcome likely to require ACCC arbitration

SingTel

ULL: why is it important for competition?

➢ promotes alternative access where incumbent dominates local loop

Australia has limited competition in residential fixed line infrastructure


% homes reached by non-incumbent telco network (eg cable)
99%
95%
90%
60%
52%
19%
S'pore (1)
NL (2)
US (3)
Germany (2)
UK (4)
Aust (5)
Infrastructure based competition from cable TV operators makes ULL unnecessary in USA

ULL allows Optus to extend "on net coverage"


Homes covered (m)
1.4
+ ULL
2.5
1.4
Optus HFC
Optus HFC + planned ULL

[1] Starhub IPO prospectus
[2] Citigroup Sep 2005
[3] US Nat'l Cable TV & Telecoms Assn
[4] NTL Oct 2005
[5] Optus est – 1.4 m HFC vs 7.2 m occupied homes

SingTel

ULL: how does it work?

➢ Optus ULL network will cover 2.5m homes



Offnet voice & DSL resale
Optus network
Telstra exchange
Customer access line
Tel
PC
Resale connection



Unbundled local loop
Optus network
Telstra exchange
Optus DSLAM[1]
Tel
PC
ULL connection

[1] Located within the Telstra exchange building

SingTel

ULL – net EBITDA benefit from FY08

Cost benefit highest for combined voice/DSL resale customer

- **over 250K combined resale subs at Mar 06**


A$ per month - approx.
$115
DSL
LD
LAR
$80
Cost benefit A$45
$35
Mthly Resale ARPU (1)
Resale costs (1)
ULL costs (1)

ULL cost benefit for pure voice customers — **A$15**

- approx 400k voice resale customers at Mar 06

To realise ULL benefits requires scale & good execution

Capex — **A$150m**

Existing offnet base [2] — **>900k**

- reduces breakeven risk

ULL will be EBITDA -ve in FY07

- migration costs >A$10m per 100K subs

SingTel

[1] Approximate amounts based on Q4 FY06 and 'Band 2' ULL undertaking of A$22/mth – includes LD interconnect

[2] Offnet voice plus DSL customers at Mar 06

ULL: price setting process – Significant Process Towards Clarity

Date	Telstra	Optus	ACCC	ACT	Government
December 2004	Lodges undertaking with four band pricing model: band 1 (CBD) A$13, band 2 (metro) A$22, band 3 (regional) A$40, band 4 (rural) A$100		Begins considering undertaking		
Mid 2005	Reverse position, begins advocating uniform national ULL price of A$30 Begins political campaign for Government to overrule ACCC on ULL pricing				
November 2005		Notifies dispute on ULL pricing initiating ACCC arbitration	Begins considering ULL dispute		
December 2005	• Lodges new ULLS undertaking – national average price of A$30 • Appeals LSS undertaking to ACT		• Rejects Telstra Dec 04 ULLS undertaking • Rejects Telstra LSS undertaking		Announces decision: it will seek further advice from ACCC on de-averaging
March 2006			ACCC gives advice to Govt to reject average price approach		
April 2006				Hearing of LSS appeal	
June 2006			Rejects Telstra A$30 ULLS undertaking	Rejects Telstra LSS undertaking	
July - Aug 2006?			Interim determination in Optus ULLS arbitration?		

SingTel

ULL: regulatory process to set price in 2006

Two parallel routes to set prices

NDERTAKING

Telstra lodges undertaking	ACCC accepts or rejects	Telstra appeals to ACT
December 2005 • A$30 rate nationally	June 2006 • ACCC draft decision to reject • Final decision expected by September 2006	Telstra will likely appeal to ACT • Optus expects Telstra will lose appeal

RBITRATION

Optus notifies dispute	ACCC makes determination
• Optus notified ULL dispute November 2005 • Seeks de-averaged prices, but lower than Dec 04 undertaking (incl A$22 for band 2 – metro)	• Interim determination – expected mid 2006 • Then final determination expected late 2006 • Can be backdated to start of dispute • Applies until undertaking accepted • Cannot be appealed to ACT

Optus expected outcome

- Price will be set using four band approach
- ULLS Band 2 price proposed by Telstra was A$22
  - A$10 network
  - A$12 "ULLS specific"
- ACT LSS decision – rejected Telstra's claim of A$11 for LSS specific, said should be much lower
- Therefore we expect ACCC to set lower ULLS specific
- Increasing confidence about the rate being below A$22

SingTel

ULL: progress in Europe vs Australia

ULL is an established access technology in selected markets


Number of broadband subs using ULL (m)
2.8
2.5
0.7
0.2
0.1
France[1]
Germany[1]
NL[1]
UK[1]
Aust[1]

[1] Citigroup European Telco team/company data Dec 2005

Telstra's proposed ULL rates more expensive than European rates[4]


Approx ULL monthly rates (Euros)
20
15
12
12
11
11
TLS Dec 05[1]
TLS Dec 04[2]
Germany [3]
NL[3]
France[3]
UK[3]

[1] Telstra A$30 Dec 2005 National undertaking

[2] Telstra A$22 Dec 2004 Band 2 undertaking

[3] Citigroup Sept 2005 – from national regulators

[4] All rates include connection fee amortised over 36 mths

SingTel

FTTN: how could Telstra's plans impact competition?

Telstra FTTN (fibre to the node) would reduce loop lengths and increase DSL speeds to 12 Mbps in five major cities



Fibre
Exchange
Node
NEW
Copper
< 1.5 km
> 1.5 km
Approx 2.7m service addresses
Optus could access some of these with HFC

Source: Telstra 16 Nov 2005

Telstra is seeking radical changes to regulation as pre-condition for FTTN

Telstra's plans conditional ...

- Telstra wanted legislated access holiday
- Government refused to legislate
- December 2005, Telstra stated network "on hold"

Telstra, ACCC now talking

- 'Special access undertaking'
- Consultation paper by end June 2006

SingTel

Agenda

1. Regulatory outcomes drive Optus costs and revenues

2. Fixed line

- wholesale price increases
- unbundled local loop (ULL)
- Telstra's FTTN plan - impact on competition

3. Mobile termination

Mobile termination: Optus is a net revenue receiver

- Regulatory driven rate declines have negative impact on EBITDA

Incoming termination – part of Optus mobile incoming revenue


Other carriers
Optus Mobile

Also part of mobile incoming revenue:
- SMS inpayments
- International roaming

Outgoing mobile termination – part of Optus interconnect costs


Optus
Other mobile carriers

Also part of interconnect costs:
- fixed line (PSTN) interconnect
- local call and DSL resale

Mobile termination: lower rates reduce benefit of being net receiver

ACCC has proposed lower mobile termination rates

Calendar year	Rate	Y-o-y decline
2004 (Jul-Dec)	21c	NA
2005	18c	(14%)
2006	15c	(17%)
2007	12c	(20%)

Note: during 2005 Optus concluded commercial deals at rates above 18c – with variations from quarter to quarter

Optus Mobile incoming revenue increasing - despite lower rates

Impact on Optus	Q3 FY06 vs Q3 FY05	Q4 FY06 vs Q4 FY05
Decrease in termination rates	↓ 8%	↓ 17%
Mobile incoming revenue growth	↑ 17%	↑ 13%

SingTel

Mobile termination regulatory and commercial process

	2004	2005	2006	2007
ACCC pricing principles	ACCC issued "pricing principles" with rates falling to 12c by 2007			
Commercial negotiation	21c adopted across industry H2 2004	- Optus agreed rates commercially with several parties, some at >18 cents	- Optus likely to agree to ACCC rates for 2006	If ACT rejects our undertaking, 2007 prices will be set through negotiation/ arbitration
Arbitration		- Several parties initiated disputes against Optus, asked ACCC to arbitrate	· Arbitrations ongoing – cover 2005 and 2006 · ACCC will issue final determinations unless Optus agrees to its rates	
Undertaking – ACCC	Optus lodged "undertaking" -19.25c 2005 -18c 2006 -17c 2007		ACCC rejected Optus undertaking Feb 2006	
Undertaking – Australian Competition Tribunal			· Optus launched ACT appeal Feb 2006 · Outcome expected late 2006	If ACT accepts our undertaking, 17c will apply in 2007

SingTel

SingTel

Asia Pacific's Best Communications Group


OPTUS

www.singtel.com

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, June 29, 2006 7:40 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 29, 2006 7:39:54 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

```
=================================================================
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00008
Submission Date & Time :: 29-Jun-2006 07:39:21
Broadcast Date & Time :: 29-Jun-2006 07:39:54
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=================================================================
```

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2006

TIME: 09:56:11

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

SingTel Investor Day 2006 - Presentation by Paul Fletcher

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 29, 2006 7:57 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347799.pdf

347799.pdf (409 KB)

ASX confirms the release to the market of Doc ID: 347799 as follows:
Release Time: 29-Jun-2006 09:56:09
ASX Code: SGT
File Name: 347799.pdf
Your Announcement Title: SingTel Investor Day 2006, Presentation by Paul Fletcher

SEC File No. 82-

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jun-2006 08:01:00
Announcement No.	00004

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notice of AGM/Notice of Books Closure/Notice of Record Date/Notice of EGMs
Description	
Attachments:	2006-NoticeOfAgmAndEgms.pdf Total size = **414K** (2048K size limit recommended)

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SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 14TH ANNUAL GENERAL MEETING of the Company will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on Friday, 28 July 2006 at 3.00 pm to transact the following businesses:

Ordinary Business

1. To receive and adopt the Financial Statements for the financial year ended 31 March 2006, the Directors' Report and the Auditors' Report thereon. **Resolution 1**

2. To declare a first and final dividend of 10 cents per share, less income tax, in respect of the financial year ended 31 March 2006. **Resolution 2**

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election [1]:
   (a) Mr Graham John Bradley [2] (independent member of the Audit Committee) **Resolution 3**
   (b) Mr Chumpol NaLamlieng [2] **Resolution 4**
   (c) Mr Lee Hsien Yang [2]. **Resolution 5**

4. To approve Directors' fees payable by the Company of S$1,453,000 for the financial year ended 31 March 2006 (2005: S$1,207,000; Increase: S$246,000) [3]. **Resolution 6**

5. To transact any other business of an Annual General Meeting.

Special Business

6. To consider and, if thought fit, to pass with or without amendments the following Resolutions as Ordinary Resolutions:

   (a) That Deloitte & Touche be and are hereby appointed as the new Auditors of the Company, in place of the retiring Auditors, PricewaterhouseCoopers, to hold office until the next Annual General Meeting of the Company at a remuneration to be determined by the Directors. **Resolution 7**

   (b) That authority be and is hereby given to the Directors to:

      (i) (1) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

      (2) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

      at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

Notes:

(1) In relation to the retirement of Directors by rotation at the 14th Annual General Meeting, Mr Jackson Peter Tai is also due to retire by rotation, but has given notice to the Company that he does not wish to be re-elected to office thereat.

(2) Detailed information on these Directors can be found under 'Board of Directors' and 'Corporate Governance Report' in the Company's Annual Report 2005/2006.

(3) Voting Exclusion – Resolution 6
The Company will disregard any votes cast on this Resolution by:
(a) a Director of the Company; and
(b) an associate (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of that person (or those persons).
However, the Company need not disregard a vote if:
(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Special Business (continued)

(ii) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(I) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (II) below);

(II) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (I) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(b) any subsequent consolidation or sub-division of shares;

(III) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any other stock exchange on which the shares of the Company may for the time being be listed or quoted ("Other Exchange") for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

(IV) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **Resolution 8**

(c) That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme. **Resolution 9**

(d) That approval be and is hereby given to the Directors to grant awards in accordance with the provisions of the SingTel Performance Share Plan ("Share Plan") and to allot and issue from time to time such number of fully paid-up shares in the capital of the Company as may be required to be issued pursuant to the vesting of awards under the Share Plan, provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan shall not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time. **Resolution 10**

By Order of the Board

Ms Chan Su Shan
Company Secretary
Singapore, 28 June 2006

Statement Pursuant to Article 58(C) of the Articles of Association of the Company

Resolution 7 is to appoint Deloitte & Touche as the Company's new Auditors for the financial year ending 31 March 2007, in place of PricewaterhouseCoopers who will be retiring at the 14th Annual General Meeting. A copy of the notice of nomination of the proposed new Auditors, Deloitte & Touche, from a member of the Company is enclosed with the Company's 2005/2006 Annual Report.

Resolution 8 is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the issued shares in the capital of the Company, with a sub-limit of 15 per cent. for issues other than on a *pro rata* basis to shareholders. The 15 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 8 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 8 is passed, and (b) any subsequent consolidation or sub-division of shares.

Resolution 9 is to empower the Directors to issue shares in the capital of the Company pursuant to the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme does not exceed 5 per cent. of the total number of issued shares in the capital of the Company from time to time as calculated in accordance with the Rules of the 1999 Scheme.

Resolution 10 is to empower the Directors to grant awards and to issue shares in the capital of the Company pursuant to the SingTel Performance Share Plan ("Share Plan"), provided that the aggregate number of shares to be issued pursuant to the 1999 Scheme and the Share Plan does not exceed 10 per cent. of the total number of issued shares in the capital of the Company from time to time.

Notwithstanding Resolutions 8, 9 and 10, as the Company is admitted to the official list of Australian Stock Exchange Limited, the Company is bound to comply with the Listing Rules of Australian Stock Exchange Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

Notes:

1. With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd ("CDN") (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend, speak and vote instead of him, and such proxy need not be a member of the Company.
2. Every instrument of proxy, other than instruments of proxy from CDN, must be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting.

   Every instrument of proxy from CDN must be lodged by the holders of CHESS Units of Foreign Securities ("CUFS") relating to ordinary shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at 60 Carrington Street, Level 3, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.
3. To obtain a complimentary copy of CDN's Financial Services Guide ("FSG"), or any Supplementary FSG, a member or CUFS holder may visit www.asx.com.au/cdis or phone 1300 300 2790 to have one sent to him.

NOTICE OF BOOKS CLOSURE

(for Shares Quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed on 14 August 2006 for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares in the capital of the Company ("Shares") received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 pm on 11 August 2006 will be registered to determine members' entitlements to the proposed final dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 pm on 11 August 2006 will be entitled to the proposed final dividend, less income tax. Payment of the final dividend, if approved by members at the 14th Annual General Meeting, will be made on 31 August 2006.

NOTICE OF RECORD DATE

(for Shares Quoted on Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date ("Record Date") to determine entitlements to the proposed final dividend is 11 August 2006. Holders of CHESS Units of Foreign Securities relating to ordinary shares ("Shares") in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend, less income tax. Payment of the final dividend, if approved by members at the 14th Annual General Meeting, will be made on 31 August 2006.

The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

By Order of the Board

Ms Chan Su Shan
Company Secretary
Singapore, 28 June 2006

Notes:

A member (other than CHESS Depositary Nominees Pty Ltd) who wishes to have his SingTel dividends credited directly into his bank account should contact The Central Depository (Pte) Limited at Tel: +65 6535 7511, if he has not already signed/returned his Direct Crediting Authorisation Form.

A CUFS holder who wishes to have his SingTel dividends credited directly into his bank account should contact the Company's Australian registry, Computershare Investor Services Pty Limited at Tel: 1800 501 501 or +61 3 9615 5970, if he has not already signed/returned his Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded from www.computershare.com

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

Company Registration Number: 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Telecommunications Limited (the "**Company**") will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 28 July 2006 at 3.30 pm (or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions, of which Resolution 1 will be proposed as a Special Resolution and Resolutions 2, 3 and 4 will be proposed as Ordinary Resolutions:

Resolution 1: Special Resolution
The Proposed Alterations to the Articles of Association

THAT the Articles of Association of the Company be altered in the manner as set out in Appendix A to the Circular to Shareholders and CUFS Holders dated 28 June 2006 (the "**Circular**").

Resolution 2: Ordinary Resolution
The Proposed Renewal of the Share Purchase Mandate

THAT:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

   (i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and/or any other stock exchange on which the Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

   (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

   and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

   (i) the date on which the next Annual General Meeting of the Company is held; and

   (ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose) of a Share for the five consecutive market days on which the Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the listing rules of the SGX-ST, for any corporate action which occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 3: Ordinary Resolution
The Proposed Approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited

THAT, pursuant to Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited ("**ASX**"), the issue of Shares under the SingTel Performance Share Plan be and is hereby approved as an exception to Rule 7.1 of the ASX Listing Rules.

Resolution 4: Ordinary Resolution
The Proposed Approval for Participation by the Relevant Person in the SingTel Performance Share Plan for the purposes of the Listing Rules of Australian Stock Exchange Limited

THAT, for the purposes of Rule 10.14 of the ASX Listing Rules, the participation by the Relevant Person in the Relevant Period specified in paragraph 5.2 of the Circular in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2006

Notes:

1. *With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend, speak and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.*

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Securities relating to Shares, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, whether the purchase or acquisition is made out of profits or capital, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

   Based on the existing issued shares of the Company as at 30 April 2006 (the "**Latest Practicable Date**"), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 1,670,436,361 Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 1,670,436,361 Shares at the Maximum Price of S$2.877 for one Share (being the price equivalent to 5% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,670,436,361 Shares is S$4,805,845,410.59. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 1,670,436,361 Shares at the Maximum Price of S$3.014 for one Share (being the price equivalent to 10% above the average of the last dealt prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 1,670,436,361 Shares is S$5,034,695,192.05.

   The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2006 based on these assumptions are set out in paragraph 3.7 of the Company's Circular to Shareholders and CUFS Holders dated 28 June 2006.

SINGAPORE TELECOMMUNICATIONS LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
Company Registration Number: 199201624D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Singapore Telecommunications Limited (the "**Company**") will be held at NTUC Auditorium, One Marina Boulevard, Level 7, NTUC Centre, Singapore 018989 on 28 July 2006 at 4.00 pm (or so soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting to be held at 3.30 pm on the same day and at the same place or so soon thereafter following the conclusion or adjournment of the 14th Annual General Meeting of the Company to be held at 3.00 pm on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

Special Resolution
The Proposed Capital Reduction

That, pursuant to Article 11(A) of the Articles of Association of the Company and subject to the confirmation of the High Court of the Republic of Singapore:

(1) Reduction of Paid-Up Share Capital

(a) the paid-up share capital of the Company of a maximum of S$4,904,381,857.18 comprising a maximum of 16,772,138,403 ordinary shares (the "**Shares**") be reduced by a maximum of S$2,297,782,960.80, and such reduction be made out of the Contributed Capital (as hereinafter defined) of the Company and be effected by cancelling, subject to the Rounding-Up (as defined in sub-paragraph (b) below), one Share for every 20 Shares (the "**Reduction Ratio**") held by or on behalf of the Relevant Shareholders (as hereinafter defined) as at a books closure date to be determined by the Directors (the "**Books Closure Date**") and returning to each Relevant Shareholder the amount of S$2.74 for each Share held by or on behalf of such Relevant Shareholder so cancelled; and

(b) the number of Shares proposed to be cancelled from each Relevant Shareholder under sub-paragraph (a) above pursuant to the Reduction Ratio be reduced by rounding-up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**") the resultant number of Shares that would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares pursuant to the Reduction Ratio. In the event that the resultant number of Shares arising from the Rounding-Up:

(i) is greater than the number of Shares held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder shall be the number of Shares cancelled based solely on the Reduction Ratio; or

(ii) is equal to the number of Shares held by or on behalf of such Relevant Shareholder as at the Books Closure Date, no Shares shall be cancelled from such Relevant Shareholder;

(2) Authority to Directors

the Directors and each of them be and are hereby authorised to do all acts and things and to execute all such documents as they or he may consider necessary or expedient to give effect to the preceding paragraph (1); and

(3) Definitions

in this Resolution:

"**Contributed Capital**" shall have the meaning ascribed to it in Section 10I(5) of the Income Tax Act, Chapter 134;

"**Depositor**" and "**Depository Agent**" shall have the respective meanings ascribed to them in Section 130A of the Companies Act Chapter 50;

"Relevant Shareholders" means:

(a) persons who are registered as holders of Shares in the Register of Members of the Company except that where the registered holder is The Central Depository (Pte) Limited (**"CDP"**), such persons shall mean the Depositors (other than the Central Provident Fund Board (**"CPF"**) and CHESS Depositary Nominees Pty Limited (**"CDN"**)) who have Shares credited to their Securities Accounts;

(b) persons who had acquired Shares using moneys from their CPF Ordinary Accounts at preferential fixed prices of S$1.90 per Share pursuant to the prospectus dated 9 October 1993 issued by the Company (the **"Group A Shares"**), and S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance (the **"ST-2 Shares"**), whose Group A Shares and ST-2 Shares are held on their behalf by CPF; and

(c) holders of CHESS Units of Foreign Securities relating to Shares (**"CUFS"**), whose Shares are held on their behalf by CDN,

but excludes persons who hold or own less than 20 Shares or CUFS as at the Books Closure Date; and

"Securities Accounts" means securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 28 June 2006

Notes:

1. With the exception of CPF and CDN (who may each appoint more than two proxies), a member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CDN and, where relevant, by a holder of CUFS, must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited, at Level 3, 60 Carrington Street, Sydney, NSW 2000, Australia or GPO Box 242, Melbourne, VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

Lorinda Leung

From: Lim Li Ching
Sent: Wednesday, June 28, 2006 8:01 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, June 28, 2006 8:01:00 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00004
Submission Date & Time :: 28-Jun-2006 08:00:17
Broadcast Date & Time :: 28-Jun-2006 08:01:00
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 10:07:24

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of AGM & EGMs

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 28, 2006 8:08 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347358.pdf

347358.pdf (413 KB)

ASX confirms the release to the market of Doc ID: 347358 as follows:
Release Time: 28-Jun-2006 10:07:23
ASX Code: SGT
File Name: 347358.pdf
Your Announcement Title: Notice of AGM and EGMs

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 10:24:33

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 405/Full Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 28, 2006 8:25 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347378.pdf

347378.pdf (878 KB)

ASX confirms the release to the market of Doc ID: 347378 as follows:
Release Time: 28-Jun-2006 10:24:32
ASX Code: SGT
File Name: 347378.pdf
Your Announcement Title: Form 405

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 10:26:50

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 28, 2006 8:27 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 347373 as follows:
Release Time: 28-Jun-2006 10:26:42
ASX Code: SGT
File Name: 347373.pdf
Your Announcement Title: Annual Report

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 10:19:08

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Summary Financial Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 28, 2006 8:19 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347371.pdf

347371.pdf (3 MB)

ASX confirms the release to the market of Doc ID: 347371 as follows:
Release Time: 28-Jun-2006 10:18:58
ASX Code: SGT
File Name: 347371.pdf
Your Announcement Title: Summry Financial Report

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 10:15:33

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM and EGMs Proxy Forms and Request Form

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Wednesday, June 28, 2006 8:16 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347368.pdf

347368.pdf (316 KB)

ASX confirms the release to the market of Doc ID: 347368 as follows:
Release Time: 28-Jun-2006 10:15:27
ASX Code: SGT
File Name: 347368.pdf
Your Announcement Title: AGM and EGMs Proxy Forms and Request Form

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 10:13:38

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Circular 2 & Notice of EGM & Capital Reduction Supplement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 10:12:50

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Circular 2 & Notice of EGM & Capital Reduction Supplement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 28, 2006 8:14 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347367.pdf

347367.pdf (293 KB)

ASX confirms the release to the market of Doc ID: 347367 as follows:
Release Time: 28-Jun-2006 10:13:36
ASX Code: SGT
File Name: 347367.pdf
Your Announcement Title: Circular 2 and Notice of EGM and Capital Reduction Supplemen

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 28, 2006 8:13 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347366.pdf

347366.pdf (605 KB)

ASX confirms the release to the market of Doc ID: 347366 as follows:
Release Time: 28-Jun-2006 10:12:45
ASX Code: SGT
File Name: 347366.pdf
Your Announcement Title: Circular 1 and Notice of EGM therein

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Status of Announcements

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* If an **Error** occurs, contact ASX on Tel: (02) 9227 0334 or fax your announcement on 1900 999 279.

If ASX considers an announcement 'sensitive', trading will be halted for 10 minutes. More information

Doc ID	Status	Status Date/ Time	Contact	Announcement Title
347378 (1MB)	Released	28-Jun-2006 10:24	Christina Tan	Form 405
347373 (4MB)	Released	28-Jun-2006 10:26	Christina Tan	Annual Report
347371 (3MB)	Released	28-Jun-2006 10:18	Christina Tan	Summry Financial Report
347368 (315kb)	Released	28-Jun-2006 10:15	Christina Tan	AGM and EGMs Proxy Forms and Request Form
347367 (292kb)	Released	28-Jun-2006 10:13	Christina Tan	Circular 2 and Notice of EGM and Capital Redu
347366 (1MB)	Released	28-Jun-2006 10:12	Christina Tan	Circular 1 and Notice of EGM therein
347364 (125kb)	Released	28-Jun-2006 10:09	Christina Tan	Notice of AGM and Letter to Shareholders
347358 (413kb)	Released	28-Jun-2006 10:07	Christina Tan	Notice of AGM and EGMs
347221 (10kb)	Released	27-Jun-2006 19:27	Christina Tan	Deregistration of Associated Company Integrat
346851 (10kb)	Released	26-Jun-2006 19:23	Christina Tan	Annual Report on SingTel Web Site
343874 (1MB)	Released	15-Jun-2006 08:41	Christina Tan	Presentation on SingTel Optus CEO Update
343840 (33kb)	Released	15-Jun-2006 08:29	Christina Tan	Appendix 3Y
343839 (90kb)	Released	15-Jun-2006 08:29	Christina Tan	Notice of Interest of Director
343477 (1MB)	Released	14-Jun-2006 09:18	Christina Tan	Presentation on SingTel Optus Mobile leading
343425 (17kb)	Released	14-Jun-2006 08:30	Christina Tan	Announcement on books closure/record date
341325 (36kb)	Released	06-Jun-2006 08:29	Christina Tan	Appendix 3Y

Internet

start Inbox - Microsoft Outlook Status of your Compan... 8:43 AM

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2006

TIME: 10:09:48

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of AGM and Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Wednesday, June 28, 2006 8:10 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347364.pdf

347364.pdf (125 KB)

ASX confirms the release to the market of Doc ID: 347364 as follows:
Release Time: 28-Jun-2006 10:09:44
ASX Code: SGT
File Name: 347364.pdf
Your Announcement Title: Notice of AGM and Letter to Shareholders

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-Jun-2006 17:23:31
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Deregistration of Associated Company - Integrated Payment Venture Pte Ltd
Description	
Attachments:	341-sgx.pdf Total size = **11K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

DEREGISTRATION OF ASSOCIATED COMPANY - INTEGRATED PAYMENT VENTURE PTE LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that Integrated Payment Venture Pte Ltd (the "Company"), an associated company of SingTel, has been deregistered and removed from the Register of Companies.

The Company had not commenced business since its date of incorporation.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 27 June 2006

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, June 27, 2006 5:24 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, June 27, 2006 5:23:31 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00035
Submission Date & Time :: 27-Jun-2006 17:22:49
Broadcast Date & Time :: 27-Jun-2006 17:23:31
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 19 2006
WASH, D.C.
213

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/06/2006

TIME: 19:27:56

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Deregistration of Associated Company Integrated Payment Vent

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, June 27, 2006 5:28 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 347221.pdf

347221.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 347221 as follows:
Release Time: 27-Jun-2006 19:27:53
ASX Code: SGT
File Name: 347221.pdf
Your Announcement Title: Deregistration of Associated Company Integrated Payment Vent

)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	26-Jun-2006 17:18:54
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annual Report 2005/2006 on SingTel's Web Site
Description	
Attachments:	340-sgx.pdf Total size = **11K** (2048K size limit recommended)

Close Window

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNUAL REPORT 2005/2006 ON SINGTEL'S WEB SITE

Singapore Telecommunications Limited ("SingTel") wishes to announce that the Notice of Annual General Meeting dated 28 June 2006, Annual Report 2005/2006, Summary Financial Report 2005/2006, Circulars to Shareholders and CUFS Holders dated 28 June 2006 and related documents will be available at SingTel's weblink at http://home.singtel.com/investor_relations/annual_reports/default.asp on 28 June 2006 at approximately 9:00 a.m.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 26 June 2006

Lorinda Leung

From: Lim Li Ching
Sent: Monday, June 26, 2006 5:19 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, June 26, 2006 5:18:54 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00049
Submission Date & Time :: 26-Jun-2006 17:18:14
Broadcast Date & Time :: 26-Jun-2006 17:18:54
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/06/2006

TIME: 19:23:55

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report on Website

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Monday, June 26, 2006 5:24 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 346851.pdf

346851.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 346851 as follows:
Release Time: 26-Jun-2006 19:23:54
ASX Code: SGT
)le Name: 346851.pdf
Your Announcement Title: Annual Report on SingTel Web Site

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	15-Jun-2006 06:31:41
Announcement No.	00002

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Optus CEO update - presentation by Mr Paul O'Sullivan, Chief Executive Officer (SingTel Optus)
Description	
Attachments:	Presentation-15Jun06.pdf Total size = **650K** (2048K size limit recommended)

Close Window

Optus CEO update

15th June 2006

Mr Paul O'Sullivan
Chief Executive Officer



'yes' OPTUS

SingTel

Forward looking statements - important note

The following presentation may contain forward looking statements by the management of SingTel Optus relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

Optus: progress in FY06

Mobile A$4.0bn[1]

Grow share in business
- segment subs up 10%

Grow mobile data
- 19% of ARPU (Q4)
- launched 3G

Stabilise consumer market share
- customer base up 10%
- "Turbo" prepaid

Acquired VMA
- control 0.5m subs

OB/OW A$ 1.7bn[1]

Grow share
- OB FY06 revenue up 8%[2]

Grow IP
- double digit IP revenue growth

Build critical mass in ICT
- acquired Alphawest

Customer wins in OB/OW
- incl Toll, Flight Centre, DoD & TPAMS

Prepare D1 launch

CMM A$1.5bn[1]

Grow broadband
- revenues up 50%
- over 0.5m customers

Grow offnet voice
- LAR customers up 2% in declining market

ULL rollout
- 100 exchanges
- 10K customers

Launched Digital TV

'yes' OPTUS

[1] FY06 revenue
[2] excluding impact of acquisitions

SingTel

Optus restructured its business by customer segments in FY06

Paul O'Sullivan
CEO



Jeann Low
CFO



Paul Fletcher
Director Corp & Regulatory Affairs



Warren Hardy
MD Consumer



Bill Hope
MD Networks



John Simon
MD Optus Business



Soo Kee Ng
CIO



Paul Kitchin
MD Small & Medium Business



David Katz — Optus Wholesale
Paul Sheridan — Optus Satellite
Matt Davey — CEO Virgin

'yes' OPTUS

SingTel

Optus: latest trends: Q4 FY06

Stabilising share

Optus revenue growth[1]	↑ 3.4%
Strong net adds in mobile	189K
Healthy top line growth in OB[1]	↑ 12%
Rebound in broadband net adds	50K

Attacking costs

New initiatives to alleviate margin pressure
- FY07 margin benefit equivalent to ca. 1% of revenue

Investing for growth

FY07 capex guidance — A$1.2bn

- 3G
- D1 / D2 Satellites
- ULL
- Sydney HQ
- Simplified products & IT

[1] excluding impact of acquisitions

'yes' OPTUS

SingTel

Optus: the balancing act

➢ investing to leverage new opportunities - while defending profitability

New phase of investment – within disciplined framework



Capex: revenue ratio
29%
16%
13%
12%
15%
FY06:
A$1.1bn capex
FY02
FY03
FY04
FY05
FY06

Strong turnaround – but competition now impacting margins and profits



NPAT[1] and EBITDA margin
19%
24%
29%
31%
28%
-402
28
440
660
593
FY02
FY03
FY04[2]
FY05
FY06

'yes' OPTUS

1 excl exceptional tax items

SingTel

Optus margin drivers

FY06 vs FY05

- 2.8% pt



Operational EBITDA margin
31.1%
Acquisitions impacting revenue mix
-0.4 pt
Investment in cost saving projects
Price & other factors
-2.4 pt
28.3%
FY05
FY06

FY07 guidance vs FY06

ca. -2.0% pt



Indicative
Operational EBITDA margin
28.3%
Acquisitions impacting revenue mix
-1.0 pt
Price & other factors
-2.0 pt
Cost savings
+1.0 pt
Exceed 26%
FY06
FY07 guidance

'yes' OPTUS

SingTel

Optus FY07 guidance: investing for medium term growth

Strategies	FY07 Targets
Defend mobile share **Grow overall fixed share**	**Exceed overall market growth**
Restructure - defend profitability from competitive/regulatory pressure	**EBITDA margin declines but exceeds 26%** ▪ acquisitions impact revenue mix ▪ price erosion partly offset by cost savings
Medium term margin impacts	**Cost savings increasingly positive – caps & termination rates less pronounced[2]**
Invest in new mobile and fixed line broadband networks	**Control capex within A$1.2bn** ▪ FCF[1] surplus expected to decline

'yes' OPTUS

[1] Operating cash less cash capex

[2] Assumes continuation of current take up rate of caps and no significant change in regulatory environment

SingTel

Optus: market context

Scale player in mobile ➡ **Defend share**

Sub-scale player in fixed ➡ **Grow "on-net"**


33% share of subs at Mar 06


15% revenue share

Mobile market revenues[1] A$12bn

Fixed market revenues[1] A$18bn

'yes' OPTUS

[1]source: JPMorgan Apr 06 – based on annualised figures for six months to Dec 05 – excludes wholesale and (for Optus) managed services revenues

SingTel

Optus: focusing on our "Vital Few"

Vision: by 2010 Optus will lead Australia in outstanding customer experience

- Protect and grow our mobile core
- Break-through in fixed on-net
- Restructure our cost base
- Lead customer experience via convergence & simplification
- Build on our winning challenger culture

Mobile market remains attractive for Optus in long term

- market growth slowing: 2 to 5% for June 07[1]

Positives

- Scale – strong no. 2 position with 33% subscriber share
- Further share upside in corporate and SMB
- 3G and rise of data
- Stabilising regulatory environment

Negatives

- Sub growth slowing
  - penetration 97%
- Overcapacity – root of intensified competition
- ACCC imposing lower termination rates

'yes' OPTUS

[1] range of analyst estimates for Australian mobile market revenue growth for 12 months to June 2007

SingTel

Optus Mobile: market share stabilising

- restructuring cost base to address margin decline impacts

Caps impacting margins and revenue growth

	FY05	FY06
Caps as % postpaid	5%	19%
Margin	40%	37%
Revenue growth	11%	4%

Market share stabilising with more aggressive pricing



Optus mobile net adds ('000)
32%
A$79 cap
A$49 cap & Turbo prepaid
28% of net adds in Dec05 half
212
189
Jun 04 qtr
Sep 04 qtr
Dec 04 qtr
Mar 05 qtr
Jun 05 qtr
Sep 05 qtr
Dec 05 qtr
Mar 06 qtr

'yes' OPTUS

1 After adjusting for removal of 369K prepaid subscribers at Mar 05
2 Dec 05 share of net adds based on six months to Dec 05

SingTel

Strategy: protect and grow our mobile core

➢ leverage scale position and attack growth opportunities

Scale drives returns in mobile



Mobile EBITDA margin[1]
Telstra
42%
Optus
37%
Vodafone
27%
HTA
-24%
2
4
6
8
Dec 05 subs (m)

Optus Mobile strategy

Protect consumer share and scale

Grow share of business market

Lead industry in mobile data

- leader in 2G data - 19% of ARPU (Q4 FY06)
- well positioned for converged solutions
- leverage 3G opportunity

[1] Margins at Mar 06 (Optus) ;Dec 05 (HTA); Jun 05 (Telstra Mobile); Mar 05 (Vodafone Australia)

'yes' OPTUS

SingTel

Optus 3G: evolution not revolution

Network rollout



3G base stations (approx)
Population coverage
Includes coverage improvements in existing areas
40%
1,000
Syd
Melb
Canb
50%
1,200
Bris
Syd
Melb
Canb
60%
2,000
Ade
Per
Syd
Melb
Canb
Dec 05
Mar 06
Mar 07 - planned

Migration strategy - balance customer experience, subsidies and 2G capex



3G migration
Encourage progressive migration as handset form factor and battery life improves
Time

'yes' OPTUS

SingTel

Optus: focusing on our "Vital Few"

Vision: by 2010 Optus will lead Australia in outstanding customer experience

- Protect and grow our mobile core
- **Break-through in fixed on-net**
- Restructure our cost base
- Lead customer experience via convergence & simplification
- Build on our winning challenger culture

Fixed market: long term growth opportunity for Optus

➢ large profit pool where Optus can leverage structural change

Positives

A$18bn fixed voice and data market
- upside for Optus from current 15% market share[1]

Structural change – ULL
- opportunity for scale players to improve margins

Structural change – IP
- grow share as corporates adopt new technology

Structural change – broadband growth
- market up from 1.5m to 2.7m in 2005
- Optus can "grow with market"

Negatives

Declining market
- substitution by mobile
- price competition in corp & govt

Incumbent raising wholesale prices
- "squeezes out oxygen" for resellers

Regulatory and structural uncertainty
- incumbent FTTN plans



'yes' OPTUS

SingTel

[1]source: JPMorgan Apr 06 – based on annualised figures for six months to Dec 05 – excludes wholesale and (for Optus) managed services revenues

Fixed telecoms EBITDA is 70% of industry profit pool[1]

➢ opportunity to grow Optus share off low base

Optus has >35% of industry mobile EBITDA


Mobile A$4bn
Fixed A$10bn
Vodafone A$0.5bn
Optus A$1.5bn
Telstra A$2.0bn
Other A$0.3bn
Optus A$0.6bn
Telstra (excl. Mobile) A$8.8bn
Indicative Aust telecoms FY05 EBITDA A$14bn[1]

Optus has <10% of industry fixed EBITDA

'yes' OPTUS

[1] sources: company disclosures. Mobile excludes HTA. Telstra (excl Mobile) EBITDA includes offshore business and domestic non-telco businesses. Fixed "others" includes AAPT and other fixed carriers. Numbers may not add due to rounding.

SingTel

Strategy: break through in fixed "on-net"

Scale and access networks drive returns in fixed


Fixed revenues A$bn and EBITDA margin
49%
15
18%
3.3
7%
1.3
Telstra[1]
12 mths
Jun 05
Optus[2]
12 mths
Mar 06
TCNZ
Aust[3]
Dec 05

Optus strategy for fixed line

Move traffic "on-net" with ULL
- target 340 consumer / business exchanges
- plus ca 150 business grade exch (Mar 06)

Consumer: target >20% b-band retail share
- pull through voice traffic

SMB: leverage mobile strength and improve distribution to grow fixed share

OB: only credible alternative to incumbent
- focus on profitable "on-net" customers
- use IP to grow share, simplify products and reduce costs
- ICT: support capture of IP business

OW&S: grow wholesale ULL

'yes' OPTUS

1. Telstra Aust sales (ex Mobile / Sensis) and overall margin
2. OB / OW / CMM revenues and blended margin six mths results annualised
3. Six month result annualised

SingTel

Optus: focusing on our "Vital Few"

Vision: by 2010 Optus will lead Australia in outstanding customer experience

- Protect and grow our mobile core
- Break-through in fixed on-net
- Restructure our cost base
- Lead customer experience via convergence & simplification
- Build on our winning challenger culture

Understanding the Optus cost base – an overview

➢ total operating costs FY06 A$5.2bn – up 8% vs FY05

A$bn and % of revenue (FY06)		FY06 drivers		FY06 trend
Selling & Admin A$1.5bn	21%	**Higher subscriber acquisition costs** **Increased base station property lease costs** ▪ ca. 200 new 2G sites and 1,200 new 3G sites in FY06[1]		4%
Cost of sales A$1.1bn	15%	**Impact of Alphawest (Nov 05) and Virgin Mobile (Jan 06) acquisitions** **Cost of sales excluding acquisitions** ▪ higher mobile equipment sales	11%	18%
Staff costs A$0.9bn	13%	**Staff numbers growth (ex acqns)** ▪ mainly in customer service **Staff cost growth (ex acqns)** ▪ inc A$22m redundancy costs	1% 5%	7%
Traffic expenses A$1.7bn	23%	**Building scale in fixed through resale**		8%

[1] nb major part of new 3G sites built on existing 2G sites

'yes' OPTUS

SingTel

Understanding the Optus cost base – traffic expenses

➢ FY06 traffic expenses A$1.7bn – up 8% vs FY05

Traffic expense by category		FY06 trend	FY06 drivers	Initiatives to control cost
Fixed resale: local and DSL	ca. 30%	↑ ca. 20%	**Building scale through resale** ▪ CMM local resale subs ↑ 2% ▪ DSL resale lines doubled ▪ OB voice mins ↑ 7% **Telstra increasing wholesale rates**	**Migrate traffic "on-net" with ULL** ▪ pricing dispute notified to ACCC **ULL line rental & migration costs** ▪ substituting resale cost in FY07 **ACCC competition notice & Optus legal action**
PSTN and other fixed interconnect	ca. 10%	flat	**Modest price declines offset Optus traffic growth** ▪ "mobile to fixed" ▪ "fixed to fixed"	**Telstra seeking PSTN increase from Jun06** ▪ Optus has notified dispute to ACCC ▪ Telstra unlikely to succeed
Mobile voice & SMS terminating	ca. 30%	flat	**Optus is net receiver** ▪ mobile termination receipts exceed costs **ACCC seeking rate reductions but offset by mobile MoU growth**	**Optus appeal to ACT** ▪ aim to slow decline **Commercial negotiations with other carriers continuing**
Other traffic expenses	ca. 30%	↑ ca. 10%	**Outpayments to overseas carriers** ▪ caps increase international traffic **Domestic fixed leases** ▪ trunk and access	**Minimise the outgoing termination rate at acceptable quality** **Volume growth offsetting price reductions**

'yes' OPTUS

SingTel

Attacking Optus cost base to alleviate margin pressure

➢ FY07 margin benefit equivalent to approx 1% of revenue

	Initiative	Outcome	EBITDA impact FY06	EBITDA impact FY07
Selling & admin	Mobile commission rates	**Reduce to offset mobile margin pressure**	NA	+
Selling & admin	Move Sydney HQ in 2007	**Rental savings of A$20m p.a. from FY09** ▪ significant fitout capex in FY07	NA	NA
Staff	Customer service	**Approx 500 positions offshore at Mar 06**	-	+
Staff	Staff costs	**Headcount (ex acqns) up 1% in FY06** ▪ slower than top line growth	-	+
Traffic	ULL rollout	**Net EBITDA benefits from FY08** ▪ migration costs >A$10m per 100K subs	-	-
Capex	Joint 3G network	**Estimated capex: over A$500m** ▪ estimated capex savings: A$100m	Capex	Capex
Capex	Customer experience	**Multi-year project to simplify products & IT** ▪ up to A$100m investment in FY07	NA	Capex

'yes' OPTUS

SingTel

Optus: focusing on our "Vital Few"

Vision: by 2010 Optus will lead Australia in outstanding customer experience

- Protect and grow our mobile core
- Break-through in fixed on-net
- Restructure our cost base
- Lead customer experience via convergence & simplification
- Build on our winning challenger culture

Multi-year plan to simplify products and IT

➢ web enablement, simplification and IT rationalisation– up to A$100m in FY07

Complexity drives cost

Inbound monthly calling rate of customer base
- 24m service calls pa

30%

Multiple systems for
- billing
- provisioning
- customer service desktop

Legacy of non-current price plans
- large variety of plans

Drive to simplicity

Web transformation
- customer self service

Single view of customer
improve customer experience & cross-channel coordination
- simplify service environment
- drive cross-sell

IT rationalisation
- new IT achitecture – fewer systems
- significant capex but lower opex

Product simplification
- modular rate plans
- basic plans and bolt-ons

'yes' OPTUS

SingTel

From Bundling to Convergence

Bundling drives customer loyalty

Convergence takes bundling to the next level
- Functional integration
- Increased customer utility
- Less discounting

First to bundle in Aust
- Free line rental 2002
- Home & TV 2003
- Fixed & Mobile 2004
- Broadband & Fixed or Mobile 2004
- Fixed & DUI 2005
- Broadband & Digital TV 2006

Significant churn reductions

Business Voice and Data
- Voice and IP Convergence

Fixed and Mobile Calling
- OptusOne
- Home and Mobile Phone

Data Access
- Optus Wireless Connect
- 3G, WiFi and Broadband

Content Access
- Disney Broadband and Mobile


CONVERGENCE • CONSULTING • COMMUNICATIONS
Partnership creates possibility
Find out how Convergence can help your business.
More


Bring your home phone and mobile together and you'll never pay line rental again





'yes' OPTUS

SingTel

Optus: focusing on our "Vital Few"

Vision: by 2010 Optus will lead Australia in outstanding customer experience

- Protect and grow our mobile core
- Break-through in fixed on-net
- Restructure our cost base
- Lead customer experience via convergence & simplification
- **Build on our winning challenger culture**

How we communicate our culture internally


Getting it Right! Making it Simple! Home page - Microsoft Internet Explorer
File Edit View Favorites Tools Help
Back Search Favorites Media
Address http://mediasolutions.optus.com.au/gir_mis/
Go Links
Getting it Right!
Making it Simple!
• Home
Welcome
The Getting it Right, Making it Simple program was developed as a way to reinvigorate Optus, and ensure that we retain our 'Challenger Spirit' going forward.
By 2010 Optus will lead Australia in providing outstanding customer experience by Getting it Right and Making it Simple.
The Journey
Our customers are telling us that they have less human contact with us than in the past, and our empathy levels have declined. They want competitive pricing and relevant offers, clearly and simply communicated. They want recognition of their total value to Optus across our product range, and to be able to deal with a single informed point of contact.
Related Links

Strategy: build on our winning challenger culture

➢ correlation between performance cultures and financial performance[1]

Optus values	Business benefits	How we measure outcomes
Customer focus Challenger spirit	More effective competitor	• Higher customer satisfaction • Reduced volume of queries and complaints • Higher customer retention
Teamwork Integrity Personal excellence	More attractive employer	• Higher staff engagement • Lower absenteeism and turnover • Community recognition

'yes' OPTUS

[1] McKinsey Performance Ethic research; Hewitt Associates May 2004

SingTel

Optus: FY07 and beyond


'yes'
OPTUS

'yes' OPTUS

SingTel

Optus: investing for growth and transformation

From...	To...
Scale player in mobile	Maintain scale - grow share of mobile data and business segment
Sub-scale player in fixed	Scale infrastructure-based player with growing share of fixed market
Margins under pressure	Cost base restructured to defend profitability
Complex product offers requiring manual intervention	Converged integrated services – made easy for the customer
One core brand 'yes' OPTUS	'yes' OPTUS, Virgin mobile, uecomm, alphawest

Optus CEO update

Q&A

'yes' OPTUS

SingTel

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, June 15, 2006 6:32 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 15, 2006 6:31:41 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00002
Submission Date & Time :: 15-Jun-2006 06:31:02
Broadcast Date & Time :: 15-Jun-2006 06:31:41
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/06/2006

TIME: 08:41:35

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation on Singtel Optus CEO Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 15, 2006 6:42 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	343874.pdf

343874.pdf (650 KB)

ASX confirms the release to the market of Doc ID: 343874 as follows:
Release Time: 15-Jun-2006 08:41:29
ASX Code: SGT
File Name: 343874.pdf
Your Announcement Title: Presentation on SingTel Optus CEO Update

SEC File No: 82-3622

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Jun-2006 17:44:18
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 14-06-2006
2. Name of Director * — Simon Israel
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 13-06-2006
2. Name of Registered Holder — Simon Israel
3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	139,283
As a percentage of issued share capital	0.0008 %
No. of Shares which are subject of this notice	50,000

As a percentage of issued share capital	0.0003 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.40
No. of Shares held after the change	189,283
As a percentage of issued share capital	0.0011 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	139,283	0
As a percentage of issued share capital	0.0008 %	0 %
No. of shares held after the change	189,283	0
As a percentage of issued share capital	0.0011 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Wednesday, June 14, 2006 5:46 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, June 14, 2006 5:44:18 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00075
Submission Date & Time :: 14-Jun-2006 17:43:43
Broadcast Date & Time :: 14-Jun-2006 17:44:18
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/06/2006

TIME: 08:29:43

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 15, 2006 6:30 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	343839.pdf

343839.pdf (90 KB)

ASX confirms the release to the market of Doc ID: 343839 as follows:
Release Time: 15-Jun-2006 08:29:39
ASX Code: SGT
File Name: 343839.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Israel
Date of last notice	18 July 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 June 2006
No. of securities held prior to change	139,283 ordinary shares
Class	Ordinary
Number acquired	50,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.40 per share

+ See chapter 19 for defined terms.

No. of securities held after change	189,283 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
Date of change	NA
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NA
Interest acquired	NA
Interest disposed	NA
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NA
Interest after change	NA

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/06/2006

TIME: 08:29:44

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, June 15, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 343840.pdf

343840.pdf (33 KB)

ASX confirms the release to the market of Doc ID: 343840 as follows:
Release Time: 15-Jun-2006 08:29:39
ASX Code: SGT
File Name: 343840.pdf
Your Announcement Title: Appendix 3Y

DECLARATION FORM

Attention:	The Company Secretary *Singapore Telecommunications Limited/ [name of subsidiary(ies) of Singapore Telecommunications Limited] *[*delete/complete accordingly]*	Name of Director	: Simon Israel
		Address	: 8A Berrima Road Singapore 299927
		Date	: 14 June 2006

NOTICE OF A DIRECTOR'S INTERESTS IN SINGAPORE TELECOMMUNICATIONS LIMITED ("SingTel") AND ITS RELATED CORPORATIONS

1. I am a Director of *SingTel/a ~~subsidiary(ies) of SingTel~~. *[*Delete whichever is inapplicable]*

2. In compliance with Sections 165 and 166 of the Companies Act, Cap: 50, I hereby give notice of the particulars set out in *Part I/~~Part II/Part III/Part IV~~ attached. *[*Delete whichever is inapplicable]*

Signature of Director: [signature] ____________________

* Pursuant to the SingTel Corporate Governance Code, top management members who are not directors of a subsidiary of SingTel are also required to make this declaration, which will be reported to President but not the Singapore Exchange Securities Trading Limited.

/E:DIRECTORS/APPT OF DIR-NEW/DECFORM-BLANK/PP/II

PART I [To be completed in relation to interests in securities in SingTel]

Name of Registered Holder	Nature & Extent of Interests/Rights[1]	Date of Transaction	Last Balance Reported	Acquired	Disposed	Price/other consideration	Present Balance	Remarks
Simon Israel	I am the beneficial owner of 50,000 ordinary shares of $0.15 each in SingTel	13 June 2006	139,283	50,000	-	S$2.40	189,283	

SEC File No: 82-3622

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Miscellaneous

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Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	14-Jun-2006 07:08:23
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation on "SingTel Optus Mobile: Leading the industry in mobile data" by Mr Chris Lane - Group Director, Products and Delivery
Description	
Attachments:	Presentation-14Jun06.pdf Total size = **1232K** (2048K size limit recommended)

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Citigroup Wireless Conference

Optus Mobile: leading the industry in mobile data

Mr Chris Lane - Group Director, Products & Delivery

14th June 2006

'yes' OPTUS

SingTel

Forward looking statements - important note

The following presentation may contain forward looking statements by the management of SingTel Optus relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

'yes' OPTUS

SingTel

Optus continues to lead in mobile data usage

➢ well positioned to continue to grow through 3G and convergence

Leader in 2G data usage with continued strong growth

Development of new differentiated 3G data services to maintain growth

Well positioned to capitalise on the development and launch of converged solutions

Optus mobile data: track record and potential

Strong share of mobile data market


Telstra
45%
Optus
45%
Hutch
10%
Aust mobile
data mkt
A$1.4bn1

Benchmarked vs other developed GSM markets - potential for further growth


Data as % ARPU - Mar06 qtr
19%
21%
21%
24%
Optus
Voda UK
O2 (UK)
SingTel domestic

1. Optus based on 12 mths to Mar06; Telstra & Hutch based on Dec05 results; Vodafone Aust information excluded as not available

2G is driving growth today

- Optus mobile data growth 16% in Q4 FY06

SMS is main driver

- 17% of ARPU Q4 FY06


Avg SMS per sub
34
+34%
46
Q4 FY05
Q4 FY06

Non-SMS increasing fast[1]

- 2.4% of ARPU at Q4 FY06


Non SMS as % ARPU
1.1%
2.4%
Q4 FY05
Q4 FY06

European benchmarks from Mar06 qtr:
O2 UK 2.6%; Voda UK 5.4%; Germany 5.7%

'yes' OPTUS

1. Optus accounts for content services on a "net revenue" basis

SingTel

Optus 3G: evolution not revolution

Network rollout


3G base stations (approx)
Population coverage
40%
50%
60%
1,000
1,200
2,000
Syd
Melb
Can
Bris
Syd
Melb
Can
Ade
Per
Syd
Melb
Can
Includes coverage improvements in existing areas
Dec 05
Mar 06
Mar 07 - planned

Migration strategy - balance customer experience, subsidies and 2G capex


3G migration
Encourage progressive migration as handset form factor and battery life improves
Time

'yes' OPTUS

SingTel

Consumer segment focus

Continued focused on driving data adoption and growth in 2G

- **Premium SMS up 150%[1]**
- **Content downloads up 85%[1]**
- **Data browsing up 120%[1]**
- **New Zoo enhancements**
  - personalised homepage
  - integrated search
  - new CMS
  - content packs
  - improved partnership margins
- **Launch of Mobile IM & webmail over WAP**

While setting the stage for future 3G revenues

- **MyZooNow**
- **Increased video content**
- **Dual delivery music downloads**
- **Wireless broadband**
- **Development of Restricted Access System**
- **Early studies show significant non-SMS data increase on 3G vs 2G**
  - based on cohort study of approx 1,500 customers

1. FY06 vs FY05

New Zoo web based soft panel


OPTUS ZOO
Get Music Downloads direct from your mobile
Artist of the Month
RIHANNA
Click Here To
Download Songs
To Your Mobile
You are here: Optus Zoo Home
Hi Chris
My Nokia N70
Get a ringtone
Get a wallpaper
Get a game
Download music
Back Up my SIM contacts
Get a new mobile
Wrong mobile? Change it here
Quick Links
My Contact List
Add a Contact
Send SMS via the Web
Send MMS via the Web
My Photos
FindA
My Mobile Homepage
Currency Rates
Google
Breaking News
Top Stories
TV
What's Hot
Football World Cup News
Football World Cup news and results for passionate fans!
eBay
Beat bidders at their own game and win big with eBay on your mobile.
SIM Backup
If you lose your phone you'll still have all your contacts backed up on Zoo
FOOTY TIPPING
Who's Up For Footy Tipping?
Heighten the thrill of footy season and be in to win awesome prizes.
My Account
Check my Pre-Paid balance
See my mobile bill
See everything I've bought on Zoo
Change my personal details
My Updates
You have signed up to get updates in the following categories. To make a changes or add more just click on a category heading.
SMS Horoscopes
Email Alerts
Currencies
News
Weather Report
MMS Mobile Babes and Hunks

'yes' OPTUS

SingTel

MyZooNow: a world first for 3G

- **A personalised channel with information pushed real-time to your phone**
- **Ability to take RSS feeds from anywhere on the Internet**
- **Share "MyStatus" with your friends & colleagues**
- **Integrated Optus Mobile IM to chat online with your MSN & Yahoo! community**
- **Mapping & Directions**



Business segment focus

Continue to grow base of email subscribers

- **Strong growth of BlackBerry users**
- **Launched Microsoft push email service**
- **Partnered with HP on new combined PDA/service payment plans**

Develop new Wireless broadband business

- **Applications beyond email**
  - personal productivity
  - corporate applications
  - horizontal & vertical
- **Extend corporate LAN to mobile device**
- **Partnering with laptop OEMs to develop mobility packages**

'yes' OPTUS

SingTel

Optus Wireless connect

- **Seamless** - IP & bearer management (ABC)
- **Trusted** - authentication by uSIM key
- **Secure** - integration to VPN
- **Flat priced** - over Optus networks
- **Hotspot finder** - enhanced coverage maps
- **Simple** - for the customer to use, one click install & connect


Quick connect buttons to regular tasks
Optus Wireless Connect
File Connections Updates Statistics View Help
INTERNET
EMAIL
VPN
MORE CONNECTIONS
Connect: Automatically to best connection
Wireless Network (yes optus)
Mobile Coverage (3G) (YES OPTUS)
Mobile Coverage (2G) (YES OPTUS)
Local Area Network
Ready to connect
Call 1300 553 937 for Optus 3G support
SELECT A PROFILE:
Mobile
CONNECT
Clear status of access & speed
One click button to connect
Support & Help information

'yes' OPTUS

SingTel

Our vision for Convergence

Access	Seamless interoperability of services and applications across fixed and mobile networks
Messaging/VAS	Seamless management of personal contacts across networks and devices, supported with integrated presence & messaging
Content & Portals	One portal with personalised, relevant content that is universal across fixed and wireless devices
Applications & Devices	Devices with capabilities to operate across multiple networks and/or deliver multiple services Applications tailored to work across networks & devices
Billing & Support	Integrated backend IT systems providing simplified provisioning, self healing and customer centric (real time) billing
Networks	Converged IP core networks

Fixed-Mobile Convergence

The customer



✓ at home
✓ at work
✓ on the go

The networks

Mobile 2/3G

DSL/HFC

The contents/applications

PIM
- Unified messaging (Email/IM/SMS/VoiceMail/VideoMail)
- Calendar
- Contacts

Personalised content
- News/weather
- Sports
- Finance
- Advertisements

Shared storage
- Blogs
- Photos/videos
- MP3/Ringtones
- File backup/storage

End to end security & single sign-on

'yes' OPTUS

SingTel

Conclusion

Leader in 2G data usage with continued strong growth

Development of new differentiated 3G data services to maintain growth

Well positioned to capitalise on the development and launch of converged solutions

Citigroup Wireless Conference

Optus Mobile: leading the industry in mobile data

Q&A

'yes' OPTUS

SingTel

Ong Winn Nie

From: Lim Li Ching

Sent: Wednesday, June 14, 2006 7:08 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, June 14, 2006 7:08:23 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00002
Submission Date & Time :: 14-Jun-2006 07:07:41
Broadcast Date & Time :: 14-Jun-2006 07:08:23
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/06/2006

TIME: 09:18:52

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation on SingTel Optus Mobile leading the industry

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Ong Winn Nie

From:	ASX.Online@asx.com.au
Sent:	Wednesday, June 14, 2006 7:19 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

343477.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 343477 as follows: Release Time: 14-Jun-2006 09:18:46 ASX Code: SGT File Name: 343477.pdf Your Announcement Title: Presentation on SingTel Optus Mobile leading the industry in